                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THEETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 3)/1/

                             United Auto Group, Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    909440109
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 2002
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:
         [X] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [_] Rule 13d-1(d)

---------------------

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 ------------------------                                  ---------------------
 CUSIP No. 909440109                    13G                   Page 2 of 5 Pages
 ------------------------                                  ---------------------

--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Aeneas Venture Corporation
--------------------------------------------------------------------------------
                                                                     (a)  [_]
   2.
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (b)  [_]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           5.    SOLE VOTING POWER
   NUMBER OF                         1,448,323 shares
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              6.    SHARED VOTING POWER
   OWNED BY                          ----
     EACH                  -----------------------------------------------------
   REPORTING               7.    SOLE DISPOSITIVE POWER
    PERSON                           1,448,323 shares
     WITH                  -----------------------------------------------------
                           8.    SHARED DISPOSITIVE POWER
                                     ----
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,448,323 shares
--------------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           4.3%
--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON*
                           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------

Item 1(a)     Name of Issuer:
                       United Auto Group, Inc.

     1(b)     Address of Issuer's Principal Executive Offices:
                       13400 Outer Drive West
                       Detroit, MI  48239

Item 2(a)     Name of Person Filing:
                       Aeneas Venture Corporation

     2(b)     Address of Principal Business Office or, if none, Residence:
                       c/o Charlesbank Capital Partners, LLC
                       600 Atlantic Avenue, 26th Floor
                       Boston, MA  02210

     2(c)     Citizenship:
                       Delaware

     2(d)     Title of Class of Securities:
                       Common Stock

     2(e)     CUSIP Number:
                       909440109

Item 3 The reporting person is an employee benefit plan or endowment fund of Harvard University in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4        Ownership

     4(a)     Amount beneficially owned:
                       1,448,323 shares

     4(b)     Percent of Class:
                       4.3%

     4(c)     Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote:
                               1,448,323 shares, subject to the terms of the Amended and Restated Assets Management Agreement described more fully in Item 6.

              (ii)     shared power to vote or to direct the vote:

                              -------------

                                   Page 3 of 5

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              (iii)    sole power to dispose or to direct the disposition of:
                                    1,448,323 shares

              (iv)     shared power to dispose or to direct the disposition of:

                              ------------

Item 5        Ownership of Five Percent or Less of a Class:
                       This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:
                       Pursuant to the Amended and Restated Existing Assets Management Agreement, dated September 30, 2001, between Charlesbank Capital Partners, LLC ("Charlesbank"), President and Fellows of Harvard College ("Harvard") and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment by Aeneas Venture Corporation disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                               Not Applicable.

Item 8        Identification and Classification of Members of the Group:
                               Not Applicable.

Item 9        Notice of Dissolution of Group:
                               Not Applicable.

Item 10       Certification:
              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             AENEAS VENTURE CORPORATION


                                             By:  /s/ Tami E. Nason
                                                  ----------------------------
                                                  Name:  Tami E. Nason
                                                  Title:  Authorized Signatory

April 10, 2002


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